EXHIBIT 99.7

Oil and Gas Climate Initiative announces progress towards methane target and new CCUS initiative to scale up actions towards climate goals

•      Launch of new KickStarter initiative to boost large-scale commercial carbon capture, use and storage (CCUS) worldwide

•      OGCI member companies on track to achieve methane intensity target

•      Climate Investments announces latest investments in low-carbon technologies and projects

EMBARGOED 00:01 EST MONDAY 23 SEPTEMBER

New York, September 23, 2019 - The Oil and Gas Climate Initiative (OGCI) today announced further initiatives to accelerate the reduction of greenhouse gas emissions and support the goals of the Paris Agreement, ahead of OGCI’s annual event in New York City.

First, OGCI launched a new initiative to unlock large-scale investment in carbon capture, use and storage (CCUS), a crucial tool to achieve net zero emissions. OGCI’s CCUS KickStarter initiative is designed to help decarbonize multiple industrial hubs around the world, starting with hubs in the US, UK, Norway, the Netherlands, and China. The aim of the KickStarter is to create the necessary conditions to facilitate a commercially viable, safe and environmentally responsible CCUS industry, with an early aspiration to double the amount of carbon dioxide that is currently stored globally before 2030.

Second, OGCI showed progress towards its methane intensity target announced last year. Members are on track to meet the methane intensity target, having reduced collective methane intensity by 9% in 2018. In addition to the methane intensity target, OGCI is now working on a carbon intensity target to reduce by 2025 the collective average carbon intensity of member companies’ aggregated upstream oil and gas operations.

Third, all OGCI member companies have pledged to support policies that attribute an explicit or implicit value to carbon. Acknowledging the role that attributing a value to carbon plays as one of the most cost-efficient ways to achieve the low carbon transition as early as possible, OGCI supports the introduction of appropriate policies or carbon value mechanisms by governments.

OGCI Climate Investments, OGCI’s US$1 billion-plus fund, has nearly doubled the number of investments in promising clean technologies over the year. The fund now has a total of 15 investments in its portfolio. Climate Investments actively supports these companies in deployment and scale-up as well as continuing to search for additional opportunities in its focus areas.

In a joint statement, the heads of the OGCI member companies said: "We are scaling up the speed, scale, and impact of our actions in support of the Paris Agreement. Accelerating the energy transition requires sustainable, large-scale actions, different pathways and innovative technological solutions to keep global warming well below 2°C. We are committed to enhancing our efforts as a constructive partner with governments, civil society, business and other stakeholders working together to transition to a net zero economy."

"The progress towards our methane intensity target makes us confident that the actions we are taking deliver results. We are on track to reach our methane intensity target of 0.25% by 2025. Encouraged by our experience of working together on reducing methane emissions, we are now working on a target to reduce by 2025 the collective average carbon intensity of our aggregated upstream oil and gas emissions."

Notes on Announcements

Our aspiration to kickstart a commercial carbon capture, usage and storage (CCUS) industry while contributing to Nature Based Solutions

OGCI’s CCUS KickStarter initiative is designed to facilitate large-scale investment in a commercially viable, safe and environmentally responsible CCUS industry. To achieve this, OGCI will start by building on the work of many others to jointly put five emerging hubs into operation - in the US, UK, Norway, the Netherlands, and China. Its aspiration is to double the amount of carbon dioxide that is currently stored globally, while building a pipeline of potential future hubs to bring this new industry to scale.

In parallel, OGCI has launched a joint CCUS Acceleration Framework with the 11 countries supporting the Clean Energy Ministerial CCUS Initiative, which brings governments and industries together to create a global, commercial CCUS industry at the scale needed to meet the Paris Agreement.

Nature Based Solutions are crucial to achieving net zero emissions, in tandem with CCUS. OGCI has joined the Natural Climate Solutions Vision initiative, convened by the World Economic Forum and the World Business Council for Sustainable Development.

Methane emissions progress

OGCI members reduced their collective average methane intensity by 9% in 2018, and members are on track to meet the 2025 target of below 0.25%. As part of OGCI’s engagement to expand the impact of its actions, OGCI joined the Global Methane Alliance, together with the United Nations and Environmental Defense Fund, which aims to work with gas-producing countries to include methane emission reductions from oil & gas in their nationally determined contributions.

Carbon intensity target preparation

To complement its methane emissions intensity target, OGCI is working on a target to reduce collective average carbon intensity by 2025. The target will take into account carbon dioxide and methane emissions from members’ aggregated upstream oil and gas operations emissions from a baseline of 24kg CO2e/boe in 2017. Member companies have developed a baseline and are aligning methodology and assumptions to work towards the collective target. Reducing carbon intensity involves actions including improving energy efficiency, minimizing flaring, upgrading facilities and co-generating electricity and useful heat.

Statement on responding to the climate challenge and stakeholder engagement

OGCI member companies have pledged to support policies that attribute an explicit or implicit value to carbon.

Recognizing the urgency of responding to the climate challenge, all OGCI member companies support the consideration and introduction by governments of appropriate policies or carbon valuation mechanisms, such as through tax, trading systems, incentives or other market-based instruments appropriate to the profile of emissions, to the carbon mitigation opportunities and to the socio-economic situation of each jurisdiction.

OGCI Climate Investments

OGCI Climate Investments, the US$1 billion-plus fund set up by OGCI member companies to lower the carbon footprint of energy and industries, has made the following seven new investments in the last year:

•      Kelvin reduces methane emissions by using artificial intelligence to better control complex processes and systems.

•      SeekOps develops and fields advanced sensor technology for methane emissions detection, localization and quantification.

•      Boston Metal has developed an electrochemical process to manufacture low-emissions ferroalloys, and ultimately emissions-free steel.

•      75F aims to increase occupant productivity and reduce energy use in commercial buildings through its smart control solution.

•      Norsepower manufactures mechanical rotor sails that provide auxiliary propulsion power for large ships to reduce their fuel consumption.

•      XL provides hybrid and plug-in-hybrid electrification solutions for commercial vehicles.

•      Wabash Valley Resources captures and stores carbon dioxide from ammonia production in what is expected to be the largest carbon storage project in the US.

ABOUT THE OIL AND GAS CLIMATE INITIATIVE:

The Oil and Gas Climate Initiative is a CEO-led initiative which aims to drive the industry response to climate change. Launched in 2014, our members engage together on action to accelerate the reduction of greenhouse gas emissions. We explicitly support the Paris Agreement and its aims, and we act with integrity to accelerate and participate in the energy transition. Our US$1 billion-plus fund, OGCI Climate Investments, supports the development, deployment and scale-up of technologies and business models that can significantly reduce greenhouse gas emissions. Our 13 members account for 32% of global operated oil and gas production.

OGCI is made up of 13 oil and gas companies: BP, Chevron, CNPC, Eni, Equinor, ExxonMobil, Occidental, Pemex, Petrobras, Repsol, Saudi Aramco, Shell and Total.

To learn more about OGCI, please visit www.oilandgasclimateinitiative.com.

Links
OGCI 2019 Annual Report

OGCI Member companies’ statement on responding to the climate challenge and stakeholder engagement

Joint Declaration on accelerating the CCUS industry

Methodological note for OGCI methane intensity target and ambition

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